SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 9, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

RNS Number:  8786M
MERANT PLC

9 November 2001


MERANT plc

MERANT plc completes sale of DataDirect (EDC division)

MERANT plc is pleased to announce the completed sale of DataDirect, its enterprise data connectivity business (the EDC Division) to Golden Gate Capital. Shareholders approved a resolution at the Extraordinary General Meeting held on 30 October 2001 with regard to the Disposal of DataDirect, the EDC Division. The initial intention to sell DataDirect business assets to Golden Gate Capital was announced 11 September 2001.

Contact:

MERANT
Gerry Perkel, Chief Executive Officer
Tel: +1 503 617 2735

Ken Sexton, Chief Financial Officer
Tel: +1 301 838 5210

Larry De'Ath, VP, Communications and Investor Relations
Tel: +1 301 838 5228

Financial Dynamics
Harriet Keen
+44 (0) 20 7831 3113

END
SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  November 9, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel